82.2280

WOODSIDE

AUSTRALIAN ENERGY

13 September 2002

02055068

02 SEP 30 AM 9:47

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document [RAS1]which has [RAS2]recently been filed with the Australian Stock Exchange ("ASX"):

- 2002 Half Yearly Report, lodged with the Australian Stock Exchange on 13 September 2002.

PROCESSED
OCT 0 2 2002
THOMSON FINANCIAL

Yours faithfully
WOODSIDE PETROLEUM LTD.

ANTHONY NIARDONE
Assistant Company Secretary

dw 9/30

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

WOODSIDE
AUSTRALIAN ENERGY

Energy

June 2002 Half Yearly Report



FINANCIAL AND PRODUCTION OVERVIEW

Woodside reported an after tax profit of A$197.1 million for the first half of 2002, after the write-down by A$92.6 million after tax of the carrying value of Woodside's 6.88% equity holding in Oil Search Limited.

This compares with the record profit of A$580.2 million for the comparable period in 2001 which included a A$185.8 million profit as a result of the divestment of equity in the Sunrise gas fields. Excluding the effect of this year's write-down and last year's asset sale, the 2002 first half profit was down 26.5% compared with the previous corresponding period. This was due principally to lower sales revenues and the impact of Petroleum Resource Rent Tax under which first payments were made in the second half of 2001.

Sales revenues were A$977.0 million, a drop of 17.4% compared with the previous corresponding period as a result of lower oil prices and 4% reduction in production volumes.

Higher oil production from the Legendre oil field helped to offset the natural decline of the Laminaria Phase 1 wells. The start-up of significant additional oil production from Laminaria Phase 2 on 10 June made only a limited contribution to the first half results but will have a major impact in the second half. Suspension of operations at BHP Billiton's DRI plant in the Pilbara region of Western Australia and a scheduled maintenance shutdown of LNG Train 1 on the North West Shelf resulted in lower gas production during the period. The timing of crude and condensate cargo liftings at the end of the reporting period resulted in a temporary increase in product inventories which is expected to normalise in the second half.

Production from all facilities is expected to be higher in the second half following successful completion of planned shutdowns during the first half of NWS LNG Train 1, Legendre and Laminaria facilities, the latter for the Phase 2 completion activities.

Depreciation charges decreased by A$23.7 million to A$98.7 million, reflecting lower production from the Laminaria and Corallina fields. Insurance costs rose with the addition of business interruption insurance. In response to rising insurance premiums Woodside joined OIL Mutual Ltd, an insurance mutual for petroleum, exploration and production companies.

Petroleum Resource Rent Tax (PRRT), which was payable by Woodside for the first time in the second half of 2001, was $72.5 million in the first half of 2002. This contributed significantly to costs in the period compared to the previous corresponding half year. PRRT is a profits-based tax where operating and project capital expenditures are deducted from project revenues to calculate the profit on which PRRT is applied. Exploration expenditure, incurred in other Australian offshore permits operating under the PRRT regime, can be credited against the expenditure of operating projects to reduce PRRT profit. PRRT payments made during the year are also deductible for company tax purposes. PRRT will continue as a charge against Laminaria now that the project has recovered its capital costs and its gross profit exceeds exploration credits from other applicable Australian exploration activities. Laminaria is currently the only Woodside project subject to PRRT. Most of the company's other Australian projects, except the North West Shelf and Legendre which operate under a royalty regime, will be subject to PRRT.

Exploration incurred and expensed during the first half was $27.7 million, up by $9.5 million from the previous corresponding period. New business development expenditure was $26.7 million, up by A$16.4 million on the previous corresponding period primarily because of due diligence work on the Veba Oil acquisition opportunity.

Lower debt and lower interest rates contributed to a 44% fall in borrowing costs to A$31.9 million. At June 30, net debt for Woodside was US$840.9 million (US$897.5 million in the previous corresponding period) or A$1,484.6 million (based on 30 June 2002 $A/$US exchange rate of 0.5664). Total outstanding debt stood at US$890 million, comprising a syndicated loan of US$250 million, bilateral loans of US$90 million and bonds of US$550 million. As of the reporting date, the group had substantial undrawn facilities, consisting of US$310 million under the bilateral loan facilities, and A$300 million under a commercial paper, medium-term note program. The gearing ratio decreased to 35% compared with 41% for the corresponding period last year.


Interim Dividend per share
1998 - 2002
cents per share
24
18
12
6
0
98
99
00
01
02
9
10
12
10
14
10
16
5
Interim
Special Interim


Half Year Net Profit
1998 - 2002
A$ million
600
500
400
300
200
100
0
98
99
00
01
02
140.6
123.8
436.5
580.2
197.1
Half Year
A$104.2 million profit as a result of Sunrise equity divestment
A$185.8 million profit as a result of Sunrise equity divestment
A$92.6 million write down of Oil Search

- Capital expenditure for the period was A$196.8 million and will increase significantly in the second half as spending on the construction of LNG Train 4 and the second trunkline on the North West Shelf accelerates. The exploration budget for 2002 has been increased from A$200 million to A$262 million to accommodate the higher activity levels now planned in the Gulf of Mexico and Mauritania in the second half.

A total interim dividend of 21 cents per share fully franked will be paid on 5 September 2002 to all shareholders registered at 27 August 2002. The dividend consists of an interim dividend of 16 cents per share fully franked and a special dividend of 5 cents per share fully franked. This compares with a total 2001 interim dividend in the previous corresponding period of 24 cents per share fully franked which comprised an interim dividend of 14 cents per share and a special dividend of 10 cents per share both fully franked. The dividend represents a payout ratio of 71% on first half reported profits and 48% on profits before the Oil Search Limited write-down. This compares to a payout ratio of 40% for the total interim dividend last year based on profits before assets sales.

Sales Revenue by Product (A$million)
2002 Half Year Total $952.6


Domgas & LNG
292.4
Condensate
166.3
LPG
14.3
Oil
479.6

Sales Revenue by Product (A$million)
2001 Half Year Total $1,158.7


Domgas & LNG
327.4
Condensate
174.3
LPG
21.6
Oil
635.4

CORPORATE MATTERS

Sale of Pulse and EdgeCap

At the start of the year, the Pulse and EdgeCap shareholders (Woodside's interest 10% in each) conducted a strategic review of their respective holdings in Pulse and EdgeCap. The review concluded that under current market conditions maximum shareholder value could be achieved from a sale of the businesses and both were subsequently offered for sale by competitive tender. At the beginning of July, the shareholders announced the sale of Pulse and EdgeCap to AGL for A$842.4 million. After Pulse's repayment of external financing, the amount received by Woodside from the sale of its interests will not be materially different from the book value of those investments. This adjustment will appear in the end of year financial accounts.

Bid for Veba Oil and Gas

During the first half of 2002, Woodside made an offer for the oil assets of Veba Oil and Gas GmbH of Germany that was unsuccessful. Woodside developed an excellent understanding of the assets through detailed due diligence and was disciplined on price. The Veba assets offered the company the possibility of expanding in several areas that it had targeted as being attractive. It also brought with it the skills and capabilities to manage the larger portfolio. Woodside will continue to seek suitable acquisitions in its core areas of interest but expects the number of opportunities to be small and will maintain rigorous investment criteria that focus on total shareholder returns.

External Auditor Engagement Policy

Woodside has recently revised its policy in regard to the engagement of external auditors. Woodside believes the external auditor should add value beyond mere compliance auditing and to act and be seen to have acted free from bias, conflict or compromise. To this end Woodside has reinforced the direct relationship between the external auditor and the Audit Committee setting a broad scope for the audit role and established independence criteria. The Audit Committee is clearly established as the custodian of the external audit relationship and is, through the Board, responsible for advising shareholders on the appointment and termination of the external auditor.

The independence criteria align with the Code of Ethics issued by the International Federation of Accountants (IFAC) and identify a range of services that are seen to be in conflict with the role of the external auditor and introduce processes to control other sources of potential conflict. These processes include defined limits on management authority and regular reporting to the Audit Committee. The auditor will not be engaged to provide a service to a member of the group if the nature of that service could reasonably be seen to be in conflict with the role of auditor.

HEALTH SAFETY AND ENVIRONMENT

Woodside's health, safety and environment performance improved during the period, with the group's lost time injury frequency rate standing at 2.0 per million hours worked, down from 2.7 in the corresponding period in 2001. The Australian industry figure for the year to date was 2.6.

The total recordable case frequency rate (all injuries other than first aid cases, including lost time injuries) was at 7.3 per million hours worked, down from 11.5 in the first half of 2001. The Australian industry figure for the year to date was 10.9.

Both indicators support a longer-term, improving trend with a major contributing factor being the excellent safety performance of the LNG Train 4 construction project, which has now worked more than 2 million man-hours without a lost time injury.

Woodside was awarded ISO14001 certification in April 2002 for environmental management on the Goodwyn A facility, the first offshore fixed platform in Australia to receive such certification. ISO14001 certification is now being planned for North Rankin, Cossack Pioneer and the King Bay Supply Base.

EXISTING OPERATIONS

Domestic Gas and LNG

Production of domestic gas for the Western Australian market during the first half of 2002 was lower compared with the corresponding period in 2001 as a result of the BHP Billiton DRI plant shutdown. The shutdown began on 12 March 2002 and continued throughout the second quarter. In July, BHP Billiton commenced a staged restart of the DRI plant.

Woodside's share of domestic gas sales during the period averaged 245 terajoules per day compared with 260 terajoules per day in the corresponding period in 2001.

Woodside's share of LNG production and sales for the first half of 2002 totalled 592,637 tonnes and 580,584 tonnes respectively, compared with 610,749 tonnes and 592,663 tonnes respectively in the corresponding period in 2001. LNG production and sales were lower in the first half of 2002 due to the scheduled shutdown of Train 1 for maintenance. Another brief maintenance shutdown is planned in the fourth quarter.

The North West ShelfVenture shipped 61 cargoes of LNG to customers in the first half of 2002. Committed LNG sales for 2002 total 128 cargoes, comprising 127 cargoes to Japan and one spot cargo.

Woodside's domestic gas and LNG sales revenue during this period totalled A$292.4 million compared with A$327.4 million for the corresponding period in 2001.

Woodside's Share of Production, Sales and Revenue - Half Year

Production and Sales LNG:	Production Tonnes 2002	Production Tonnes 2001	Sales Tonnes 2002	Sales Tonnes 2001	Production/Sales Domgas:	Deliveries Ave. Tj/day 2002	Deliveries Ave. Tj/day 2001	Revenue LNG and Domgas:	A$M 2002	A$M 2001
Q1	320,180	309,630	333,080	324,628	Q1	267	255	Q1	168.6	179.3
Q2	272,457	301,119	247,504	268,035	Q2	224	264	Q2	123.8	148.1
Total	592,637	610,749	580,584	592,663	Average	245	260	Total	292.4	327.4

Condensate

North West ShelfVenture condensate production in the first half of 2002 averaged 107,735 barrels per day compared with 92,487 barrels per day for the corresponding period in 2001. Production was up on the previous half due to the condensate rich Echo-Yodel field coming fully on-stream in early 2002.

Woodside's share of condensate sales from the North West ShelfVenture during the period totalled 4,559,592 barrels, compared with 4,119,430 barrels in the corresponding period in 2001.

Despite condensate production being higher than the previous corresponding period, revenue was lower at A$166.3 million compared to A$174.3 million, reflecting lower product prices.

Condensate: Production/Sales/Revenue - Half Year

	Production Barrels 2002	Production Barrels 2001	Sales Barrels 2002	Sales Barrels 2001	Revenue A$M 2002	Revenue A$M 2001
Q1	2,393,598	2,139,270	1,950,860	1,917,293	59.1	78.5
Q2	2,293,118	2,057,471	2,608,732	2,202,137	107.2	95.8
Total	4,686,716	4,196,741	4,559,592	4,119,430	166.3	174.3

LPG: Production/Sales/Revenue - Half Year

	Production Barrels 2002	Production Barrels 2001	Sales Barrels 2002	Sales Barrels 2001	Revenue A$M 2002	Revenue A$M 2001
Q1	33,159	30,440	39,790	-	14.3	(0.7)
Q2	34,925	31,648	-	42,863	-	22.3
Total	68,084	62,088	39,790	42,863	14.3	21.6

Control room at the onshore gas plant on the Burrup Peninsula



Crude Oil

The Cossack Pioneer floating production facility continued to exceed expectations with production in the first half of 2002 averaging 124,233 barrels per day compared with 118,595 barrels per day in the corresponding period in 2001. It also exported its 300th oil cargo during the second quarter.

Woodside's share of Cossack crude oil sales for the first half of 2002 was 3,880,117 barrels compared with 3,244,326 barrels in the corresponding period in 2001. The company's share of revenue during this period was A$146.2 million compared with A$147.0 million in the corresponding period in 2001, the result again reflecting lower oil prices.

Woodside's share of Laminaria-Corallina crude oil sales for the first half of 2002 was 6,819,600 barrels compared to 10,949,132 barrels in the corresponding period in 2001. The company's share of sales revenue for the first half of 2002 was A$241.2 million compared to A$473.3 million in the corresponding period in 2001. The commissioning of Laminaria Phase 2 in early June means production and revenues from Laminaria are planned to be significantly higher in the second half.

Legendre production in the first half of 2002 averaged 32,264 barrels per day, which was up from 21,131 barrels per day in May and June 2001 after the April 2001 start-up. Woodside's share of Legendre crude sales and revenue during the period was 2,530,345 barrels and A$92.2 million respectively. Legendre production reached 10 million barrels during the period.

LPG

Woodside's share of LPG production in the first half of 2002 was 68,084 tonnes compared with 62,088 tonnes in the corresponding period in 2001. LPG sales during the period were 39,790 tonnes compared with 42,863 tonnes in the corresponding period in 2001. Sales revenue during the period was A$14.3 million compared with A$21.6 million in the corresponding period in 2001. Woodside has the rights to three cargoes forecast to be exported this year, with one each in the first, third and fourth quarters.

Production from all facilities is expected to be higher in the second half following successful completion of planned shutdowns of NWS LNG Train 1, Legendre and Laminaria facilities, the latter for Phase 2 completion activities, all during the first half.

Crude Oil: Production/Sales/Revenue - Half Year

Cossack Crude	Production Barrels		Sales Barrels		Revenue A$M	
	2002	2001	2002	2001	2002	2001
Q1	1,850,472	1,820,620	1,983,617	1,971,212	72.4	88.6
Q2	1,896,637	1,757,008	1,896,500	1,273,114	73.8	58.4
Total	3,747,109	3,577,628	3,880,117	3,244,326	146.2	147.0

Crude Oil: Production/Sales/Revenue - Half Year

Laminaria Crude	Production Barrels		Sales Barrels		Revenue A$M	
	2002	2001	2002	2001	2002	2001
Q1	3,835,677	5,809,130	2,918,337	5,939,667	91.8	261.1
Q2	3,685,274	5,062,113	3,901,263	5,009,465	149.4	212.2
Total	7,520,951	10,871,243	6,819,600	10,949,132	241.2	473.3

Crude Oil: Production/Sales/Revenue - Half Year

Legendre Crude	Production Barrels		Sales Barrels		Revenue A$M	
	2002	2001	2002	2001	2002	2001
Q1	1,492,331	-	1,464,260	-	53.6	-
Q2	1,190,058	436,825	1,066,085	289,328	38.6	15.1
Total	2,682,389	436,825	2,530,345	289,328	92.2	15.1


Corporate finance staff

FINANCIAL RISK MANAGEMENT

Woodside's management of financial risk is aimed at ensuring that the company's net cash flows are sufficient to:

- meet all its commitments as and when they fall due;
- maintain the capacity to fund its forecast project developments and exploration strategy;
- earn a net profit after tax sufficient to pay a reasonable dividend; and
- sustain a gearing ratio which maintains an investment grade credit rating.

Woodside continually monitors and tests its forecast financial position against these objectives, and hedges when it is necessary to do so to ensure that it will meet these objectives. On the basis of this analysis, no new oil price or exchange rate hedges were placed during the first half of 2002.

Oil Hedging

As at 30 June 2002, 14.1 million barrels of oil equivalent had been sold forward using floating to fixed price swaps with varying maturities out to three years at a weighted average WTI price of US$19.57 per barrel. The mark-to-market valuation was negative A$125.2 million at 30 June 2002, compared to negative A$388.8 million as at 30 June 2001. This equates to 15% of identified barrels of oil equivalent exposure over this period, and approximately 8% of production.

Oil hedge cover over the first half of 2002 as a percentage of exposure was approximately 45%. For the second half of the year this figure reduces to approximately 22% or about 12% of production.

Currency Hedging

As at 30 June 2002, US$406 million is hedged using forward exchange contracts with varying maturities out to four years at an average rate of 0.5705 and a mark-to-market valuation of negative A$30.2 million, compared to negative A$192.9 million as at 30 June 2001.

Opportunity Cost of Hedging

The after tax opportunity cost of oil price and currency hedging included in the Statement of Financial Performance for the first half of 2002 was A$86.2 million and A$9.9 million respectively. This compares with A$156.5 million and A$52.6 million, respectively for the corresponding period in 2001.

Interest Rate Management

Woodside maintains a diversified funding portfolio with the objectives of spreading its borrowing, maintaining a spread of maturities, and achieving a balance between fixed and floating rate debt liabilities. This balance is achieved through the issue of fixed and floating rate debt and, where appropriate, the use of derivative instruments which consist of primarily fixed-to-floating rate swaps.

NEW BUSINESS DEVELOPMENT

NORTH WEST SHELF VENTURE

Japan LNG Sales (Woodside 16.67%)

In the first half of 2002, North West Shelf LNG continued to finalise commercial agreements that underpin expansion of the fourth LNG processing train and associated infrastructure on the Burrup Peninsula in Western Australia. Total commitment is now 3.9 million tonnes of LNG per annum for the fourth train.

Sales and purchase agreements were signed with Osaka Gas for 30 years and Kyushu Electric for 15 years plus a 5 year option for a combined volume of 1.5 million tonnes of LNG per annum. Sales and purchase agreements underpinning construction usually range from 15 to 20 years. In addition, a sales and purchase agreement was signed with Shell Far Eastern LNG for the sale of spare production capacity from Train 4 during the ramp of long-term sales contracts between 2004 and 2009.

Discussions continued with other Japanese customers for further LNG sales contracts. These discussions are expected to mature into further sales commitments by the end of 2002.

In addition, three further cargoes above annual delivery program commitments were sold during the first half. Two of these cargoes were sold to an existing Japanese customer, while one was sold to BP in the first half and will be delivered to Spain in the second half of 2002.

Fourth LNG Train and Second Trunkline (Woodside 16.67%)

The LNG expansion projects include the 4.2 million tonne per annum Train 4 and a second gas trunkline between the North West Shelf Venture's offshore production facilities and the Karratha Gas Plant. Contracts valued at more than $A1 billion had been awarded for engineering, materials and equipment, and construction of the A$1.6 billion LNG Train 4 Project as of June 30. Of the total, contracts valued at A$652 million had been awarded to Australian firms with the proportion set to increase before completion of construction. At 30 June 2002, construction of LNG Train 4 was 41% complete and on schedule for start up in mid-2004. The estimated cost to complete the project is currently 2% over budget.

Construction is also under way on the A$800 million second trunkline project, with pipe manufacture 70% completed and Australian content of about A$395 million. Site preparation for weight coating of the pipe is in progress.

Trunkline construction started with the installation of tubing and cabling on the North Rankin A gas production platform, required to integrate the second trunkline into existing offshore systems. A$433 million of manufacturing and construction contracts had been awarded as of June 30. The second trunkline is scheduled for start-up before completion of LNG Train 4.

Construction of the third major capital item to support the LNG expansions, a A$290 million LNG carrier - is due to start in September 2002 at Daewoo Shipbuilding and Marine Engineering's Korean shipyard. The new ship is on schedule for delivery at the end of March 2004 and is required to deliver LNG from the Burrup Peninsula to the North West Shelf Venture's growing LNG markets in Japan.

Woodside's one sixth share of the A$2.7 billion capital expenditure for the three items is approximately A$450 million.



LNG expansion activities at the onshore gas plant on the

- China LNG Supply and Fifth LNG Train (Woodside 16.67%)

In August 2002, the North West Shelf Venture was advised that it has been chosen by The People's Republic of China as the sole supplier to the country's first LNG project in the Guangdong Province. The supply is for 3+ million tonnes of LNG per year (Woodside share 16.67%) for 25 years starting around 2005-06. Woodside will now be optimising the design of facilities to supply this new contract and a final investment decision is expected with respect to a 5th LNG Train by Q4 2003.

The Guangdong Province of China is one of the fastest growing regions in China and has grown between 10 to 15% per year over the last 15 years and the LNG supplied by the NWSV will be used for power generation and by city gas users.

Echo-Yodel condensate development (Woodside 16.67%)

The Echo-Yodel field, in which Woodside is operator and has a 16.7% interest, was successfully brought on stream on 23 December 2001, on budget and ahead of schedule. The two development wells, Yodel-3 and Yodel-4, were tied back via a 12" subsea pipeline to the Goodwyn platform where fluid processing takes place.

The two horizontal wells are among the largest producers in the world, with a combined initial production potential of more than 340 million standard cubic feet per day of raw gas and 39,100 barrels per day of condensate. Flowrates have been 15% higher than planned. During the first half of 2002, production performance of the field has been in line with expectations. The development is expected to produce 37 million barrels of condensate and 0.4 trillion cubic feet of gas over four to five years.

NEW BUSINESS DEVELOPMENT

AUSTRALIAN GAS

The Sunrise Gas Project

Engineering and commercial work to create the world's first floating LNG development for the Greater Sunrise gas fields (Woodside interest 33.4%) in the Timor Sea is progressing well. In parallel, a review of domestic demand for gas is now well advanced and an assessment of the commercial viability of large scale domestic gas supply from Sunrise via Darwin is being concluded by the joint venture partners. Once finalised, this assessment will be shared with representatives of the Northern Territory, the Australian Commonwealth and East Timorese governments with the objective of concluding the debate about the approach to the Sunrise development in October 2002.

Woodside will require certainty regarding the sovereignty and fiscal regimes before it makes an investment decision, irrespective of the nature of the final commercial proposal.

Blacktip

Woodside is operator and has a 35% interest in Blacktip (WA-279P), about 300km south-west of Darwin in the Northern Territory. Blacktip is assessed to be a potentially significant discovery in the Southern Bonaparte Basin with reserve expectations of about one trillion cubic feet of dry gas. Development of this field will provide long-term gas supplies to Northern Territory customers and discussions with potential customers are ongoing.

Browse

Woodside is operator and has a 50% interest in Browse (WA-33-P), about 400km north of Broome in the north west of Western Australia. It has scope for recovery reserves of 20.5 trillion cubic feet of dry gas and 312 million barrels of condensate at the probable level.

The joint venture will apply for retention leases over the Scott Reef, Brecknock and Brecknock South gas discoveries before the end of the current permit renewal in February 2003. A retention lease is usually granted where it can be shown that development is not commercial (for example, due to the lack of a viable current market), but is likely to be commercially viable within 15 years. Woodside continues to explore options to commercialise the gas and accelerate field development.

South Eastern Australia

During the first half of 2002, Woodside made significant progress towards its objective of becoming a major gas supplier to eastern Australia. Additionally, with the divestment of its interests in Pulse Energy and EdgeCap, the company is focussed on its core activities of exploration and development.

Thylacine and Geographe

During the first half of 2002, work advanced on developing the Thylacine (T/30P) and Geographe (VIC/P43) gas reserves, which were discovered in 2001 in the offshore Otway Basin. The fields are located 70km and 55km respectively south of Port Campbell in Victoria. Woodside became operator of both fields in January 2002 and it has a 50% interest in Thylacine and 55% in Geographe.

Initial estimates of combined probable scope for recovery reserves for both fields are 0.8 trillion cubic feet of dry gas and 8 million barrels of condensate. Woodside's share is 0.41 tcf of gas and 4.1 million barrels of condensate. Development activities have subsequently focussed on improving the definition of sub-surface and surface development concepts. Commonwealth and Victorian government environmental assessment processes for the proposed development have commenced. Since the beginning of 2002 the company has held discussions with potential customers with a view to arranging long term sales agreements.

Woodside Energy Ltd. and TXU Electricity Ltd., a subsidiary of TXU Australia, signed a heads of agreement for the sale of Woodside's share of gas from the Geographe and Thylacine gas fields off Victoria. Based on the delivery of gas from mid 2006, this project will form a solid base for the development of Woodside's strategy to be a significant supplier of gas to Australia's east coast markets. As operator Woodside is now preparing a proposal to its co-venturers to commit to the development of the fields.

Bass Strait

Work has continued on confirming a commercial development opportunity for Woodside's Bass Strait assets. Development options are based either on subsea wells exporting gas to a new onshore gas plant in Victoria or via existing infrastructure. Woodside has worked with the Kipper Joint Venture to mature market opportunities for a potential development.

During the first half of 2002, Woodside acquired News Corporation Limited's 50% interest in Vic/RL9 and Vic/RL10. This gives Woodside a 100% interest in Vic/RL 6, 9 and 10 which contain the Manta and Gummy gas fields and the Basker oil field. Opportunities to commercialise these assets are being evaluated.

NEW BUSINESS DEVELOPMENT

AUSTRALIAN OIL

Laminaria-Corallina

Total production from the Laminaria and Corallina fields for the half was 15.6 million barrels and Woodside's share was 7.5 million barrels. Over the first half of 2002 production averaged 86,174 barrels per day compared to 127,616 barrels per day in the corresponding period in 2001 due the natural decline in the oil fields. Woodside's share in the first half of 2002 was 41,552 barrels per day.

Production at the end of the half has been enhanced by the addition of Laminaria Phase 2 wells. Laminaria Phase 1 production was ahead of plan at an average of 80,179 barrels per day for the half (Woodside share 37,806 barrels per day). The Phase 2 wells were brought on stream on 10 June 2002 to raise the total production rate of 137,500 barrels per day. The Phase 2 wells produced at an average rate of 54,266 barrels per day (Woodside's share 24,365 barrels per day) to end of June 2002.

Volumes recoverable from Phase 2 may be ultimately below initial expectations due to the change from horizontal to vertical wells. However, the project will benefit significantly in the second half of 2002 from the Phase 2 wells, which came on stream at better than expected initial production rates and continue to perform well.

Woodside has a 50% equity in Corallina and 44.925% equity in Laminaria.

Legendre

Legendre, in which Woodside has a 45.94% interest, achieved good production during the first half of 2002 with an average production rate of 32,264 barrels per day. Total production of 12.3 million barrels has been produced since project commencement in April 2001.

Performance was being inhibited by gas re-injection problems which were temporarily addressed by back flowing the wells on a regular basis so that it cleaned the perforations thereby producing about 5,000 barrels per day. A more permanent solution is being developed to address the problem.

Twenty-three cargoes of Legendre crude oil have been loaded onto offtake tankers since start-up in April 2001. These cargoes have been sold to customers predominantly in the Asia Pacific region.

The production facility Ocean Legend and the storage tanker Karratha Spirit have both achieved one year's operation without a lost time injury.

Vincent, Enfield and Laverda

During the first half of 2002, exploration and development work continued on the Enfield, Laverda and Vincent fields in WA-271-P off Exmouth in Western Australia. Woodside has 100% equity in WA-271-P.

Exploration studies centred on processing and interpreting the Scorpion seismic survey and studying exploration greenfield plays in the western deep-water area of the permit. In addition, studies continued on exploration prospects in tie-back range of the Enfield development.

Development work included the drilling of a fourth appraisal well in Enfield, which was successful in delineating a further oil-bearing field extension.

Selection of the preferred development concept for the Enfield area remains planned for year end pending the results of appraisal wells in Enfield and Laverda in Q1, 2003. Start up remains planned for 2006. Based on a successful outcome from these appraisal wells commitment to the milestone basis of design contract is planned for March 2003.

NEW BUSINESS DEVELOPMENT

EXPLORATION

Australia

Woodside's Australian exploration effort continues to focus on oil adjacent to existing and planned production facilities, and in prospective new frontier provinces.

In south-eastern Australia, Woodside acquired an additional 50% interest in Permits VIC/RL9 and VIC/RL10 in Bass Strait, taking the company's equity to 100%. In the Otway Basin, permit EPP-31 was awarded with Woodside taking a 40% interest.

The company participated in eight exploration and appraisal wells in Australian acreage during the first half of 2002. Four discoveries were made in the northern Carnarvon Basin's WA-191-P permit. The Exeter-1 and Exeter-2 wells encountered 19 and 9 metre net oil columns respectively, while the Norfolk-1 well and Norfolk-2 sidetrack encountered 20 and 9 metre net oil columns respectively. Woodside's interests in the discoveries are 10.93% in Exeter-1 and Exeter-2 and 8.2% in Norfolk-1 and Norfolk-2. The Enfield-4 well was drilled in WA-271-P and flowed 5,626 barrels of oil per day and 1.38 million standard cubic feet of gas per day. Woodside's interest in this well is 100%.

A further three exploration wells in permits WA-191-P, AC/P4 and AC/L5 failed to encounter hydrocarbons.

During the period, the company withdrew its 40% interest in WA-215-P and divested 20% of its interest in WA-248-P, retaining 80% equity in the permit.

Mauritania

During the first half of 2002, Woodside acquired about 2100 sq km of three-dimensional seismic in Production Sharing Contract Areas A, B and C (Blocks 2, 3, 4 and 5) offshore Mauritania in north-west Africa. The survey was completed in late July. Woodside's interest is 35% in PSC A and B, and 59.5% in PSC C (Block 6). The results of this seismic program have assisted in well selection for a four-month drilling campaign that started in late July 2002 using the Transocean International drilling ship, Deepwater Discovery. Of the four wells scheduled to be drilled, three are firm exploration wells and one is a contingent appraisal well. The first of these wells, Chinguetti-4-2(B) is currently being drilled.

Initial development studies have commenced on the Chinguetti oil discovery. The choice of development options will depend on the results of the exploration and appraisal wells mentioned above.

Gulf of Mexico

Woodside acquired further interests in the Gulf of Mexico on 25 April 2002 when its wholly owned subsidiary company, Woodside Energy (USA) Inc., entered into agreements to jointly explore on up to 14 blocks in the Atwater Valley area of the Gulf of Mexico through the Neptune and Kansas farm-ins.

The Neptune-3 farm-in provides the company with a 20% interest in five blocks without incurring the back or sunk costs usually associated with accessing previously discovered hydrocarbon deposits. The cost of about US$6 million provides a cost-effective opportunity to participate in and evaluate the Neptune fold belt discovery made in 1995 by BHP and BP.

Results of Neptune-3 (Woodside's interest 20%) were promising, with the well



Desert in Mauritania

encountering a 137 metre (450 feet) gross hydrocarbon column with about 40 metres (130 feet) of net oil pay in the target sequence and demonstrating better flow characteristics than Neptune-2.

The Kansas farm-in provides Woodside with a 16.67% interest in seven blocks in the Atwater Valley area of the Gulf of Mexico, and an option over two additional blocks. For this 16.67% interest in 7 blocks, Woodside is required to fund 33.3% of the well. This provides a cost-effective opportunity to explore two major structures on the highly successful Mad Dog, Atlantis and Neptune fold belt trend.

Algeria (Ohanet)

The Ohanet Development consists of the development of four gas-condensate reservoirs in the Illizi Basin in southern Algeria. The project will provide a gas treatment facility of 20 million standard cubic metres per day fed by 47 production wells, of which 32 will be new and 15 will be re-completions of existing oil producers.

Woodside has a 15% interest in the Ohanet gas project and during the half Woodside received formal ministerial approval of the gazettal of Woodside's entry into the project. The project is run under a risk service contract with Sonatrach and construction is well advanced and is due to move into commissioning in the third quarter of 2003. Under terms of the contract, the project participants receive a fixed rate of return based on the sale of LPG and condensate.

The project represents a total investment of US$1030 million (Woodside's share approximately US$154 million). First production is also expected in the fourth quarter of 2003. At the end of May 2002, the project was 77.2% complete and remained on schedule and budget. To date 17 new wells have been drilled out of the 32 planned.

NEW BUSINESS DEVELOPMENT

SUSTAINABLE ENERGY SOLUTIONS

Woodside's 100% owned subsidiary, Metasource, has concentrated its efforts over the first half of 2002 on building its investment portfolio in sustainable and renewable energy technology or its application.

The objective of Metasource is to invest in promising opportunities in renewable and sustainable energy through investing in emerging businesses in the sector.

Metasource's major investment in Ceramic Fuel Cells Limited has continued to make good progress, with construction of the first fully developed fuel cell unit scheduled to be completed by mid 2003. The solid oxide fuel cell is designed to produce 40 kilowatts of power and is aimed at the light industrial and commercial markets. The fuel cell operates on natural gas and has the potential for significantly better overall efficiency in the generation of electricity, which in future will reside at the consumers' premises rather than in centralised base-load stations.


WOODSIDE

Woodside supporting the community

CONDENSED STATEMENT OF FINANCIAL PERFORMANCE

For the Half-Year ended 30 June 2002

	Economic Entity	
	30 June 2002 $'000	30 June 2001 $'000
Revenues from oil & gas operations	**977,020**	1,183,349
Cost of sales	**(456,706)**	(428,006)
Gross profit	**520,314**	755,343
Other revenues from ordinary activities	**35,149**	242,447
Share of associates net profits / (losses)	**(3,155)**	(331)
Borrowing costs expensed	**(31,952)**	(57,565)
Other expenses from ordinary activities	**(206,343)**	(185,034)
Profit from ordinary activities before Income Tax	**314,013**	754,860
Income Tax attributable to ordinary activities	**(116,943)**	(174,692)
Net Profit attributable to members of Woodside Petroleum Ltd.	**197,070**	580,168
Basic earnings per share (cents)	**29.6**	87.0
Dividend per share (cents / share)	**-**	24.0

CONDENSED STATEMENT OF FINANCIAL POSITION

As at 30 June 2002

	Economic Entity	
	30 June 2002 $'000	31 December 2001 $'000
CURRENT ASSETS		
Cash assets	**86,700**	160,556
Receivables	**315,060**	426,990
Inventories	**45,557**	34,963
Other financial assets	**115,786**	172,564
Other assets	**27,658**	41,556
TOTAL CURRENT ASSETS	**590,761**	836,629
NON-CURRENT ASSETS		
Receivables	**375,643**	351,317
Inventories	**8,199**	4,365
Equity accounted investments	**28,117**	33,023
Other financial assets	**184,342**	311,361
Exploration, evaluation and development	**1,508,605**	1,467,508
Property, plant and equipment	**2,627,823**	2,584,486
Deferred tax assets	**401**	402
Other assets	**352,510**	525,775
TOTAL NON-CURRENT ASSETS	**5,085,640**	5,278,237
TOTAL ASSETS	**5,676,401**	6,114,866
CURRENT LIABILITIES		
Payables	**257,585**	354,941
Current tax liabilities	**71,279**	94,658
Provisions	**60,990**	360,394
Other liabilities	**123,153**	204,602
TOTAL CURRENT LIABILITIES	**513,007**	1,014,595
NON-CURRENT LIABILITIES		
Interest bearing liabilities	**1,571,328**	1,662,104
Deferred tax liabilities	**629,116**	645,065
Provisions	**108,754**	98,423
Other liabilities	**102,952**	140,505
TOTAL NON-CURRENT LIABILITIES	**2,412,150**	2,546,097
TOTAL LIABILITIES	**2,925,157**	3,560,692
NET ASSETS	**2,751,244**	2,554,174
EQUITY		
Contributed equity	**708,291**	708,291
Reserves	**81,907**	81,907
Retained profits	**1,961,046**	1,763,976
TOTAL EQUITY	**2,751,244**	2,554,174

CONDENSED STATEMENT OF CASH FLOWS

For the Half-Year ended 30 June 2002

	Economic Entity	
	30 June 2002 $'000	31 December 2001 $'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	**1,074,607**	1,256,715
Interest received - other entities	**3,806**	7,054
Dividends received - other entities	**9,169**	9,786
Payments to suppliers and employees	**(198,102)**	(330,966)
Borrowing costs paid (net of capitalised amounts)	**(36,571)**	(56,297)
Management and other fees - other entities	**22,732**	9,926
Royalty, excise and PRRT payments	**(193,338)**	(373,273)
Income tax / GST paid	**(155,578)**	(248,563)
Net Cash from Operating Activities	**526,725**	274,382
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for exploration, evaluation and development	**(142,779)**	(278,653)
Payments for property, plant and equipment	**(194,006)**	(95,877)
Proceeds from sale of property, plant and equipment	**1,513**	275
Investments in other entities	**1,750**	(1,150)
Advances (to) / from other entities	**(950)**	(1,000)
Loans for employee share plan	**(34,801)**	(20,571)
Net Cash (used in) Investing Activities	**(369,273)**	(396,976)
CASH FLOWS FROM FINANCING ACTIVITIES		
Drawdown of borrowings	**273,327**	900,590
Repayment of borrowings	**(198,489)**	(577,007)
Dividends paid	**(306,667)**	(400,000)
Net Cash from / (used in) Financing Activities	**(231,829)**	(76,417)
NET INCREASE/(DECREASE) IN CASH HELD	**(74,377)**	(199,011)
CASH AT THE BEGINNING OF THE HALF-YEAR	**160,556**	275,035
Effects of exchange rate changes on the balances of cash held in foreign currencies	**521**	18,068
CASH AT THE END OF THE HALF-YEAR	**86,700**	94,092

Registered Office

Woodside Petroleum Ltd.
ACN 004 898 962
No. 1 Adelaide Terrace
Perth, Western Australia, 6000.
Telephone: (08) 9348 4000
Facsimile: (08) 9348 4142

Share Registry

It is important that shareholders notify the Share Registry immediately in writing, if there is any change in their registered address:

Computershare Investor Services Pty. Limited
Level 2,
45 St. Georges Terrace
Perth, Western Australia, 6000.
Freecall: 1300 557 010 (within Australia)
Telephone: 613 9615 5970 (outside Australia)
Facsimile: (08) 9323 2033
E-mail: perth.services@computershare.com.au

Woodside Website

Information about Woodside is available on the Internet at www.woodside.com.au

Bankers

JP Morgan Chase Bank

Auditors

Ernst & Young

Woodside's Exploration and Production Interests

6 North West Australia



Inset A
270-P
248-P (P1)
269-P
191-P
248-P(P2)
4-L
3-L
1-L
2-L
1-P
191-P
208-P
28-P
7-R
254-P
0 25 50km
Woodside Operator (Production Licence)
Woodside Operator (Permit)
Woodside Non Operator Interests
East Timor
West Timor
NT/P55
SUNRISE
ZOCA 95-19
NT/RL2
ZOCA 95-20
NT/P49
ZOCA 94-07
AC/P8
ZOCA 91-01
AC/P4
AC/L5
AC/P17
AC/P4
Darwin
WA-313-P
NT/P57
WA-279-P
BLACKTIP
WA-280-P
Wyndham
EP36
T/P4
WA-33-P
WA-275-P
BROWSE BASIN
WA-242-P
WA-296-P
WA-297-P
NORTH WEST SHELF
WA-294-P
Derby
Broome
Refer Inset A
WA-293-P
WA-269-P
WA-270-P
LEGENDRE
Western Australia
Northern Territory
0 100 200 300 400 500km



WA-205-P
Karratha
WA-271-P
VINCENT ENFIELD LAVERDA
Exmouth
WA-299-P
WA-300-P

7 South Australia - Great Australian Bight



Western Australia
South Australia
Eucla
Ceduna
EPP 28
EPP 29
EPP 30
EPP 31
Great Australian Bight
0 100 200km

8 Victoria - Otway and Gippsland



Victoria
Melbourne
Sale
Portland
EPP 27
Vic/P 43
T30/P
Bass Strait
Vic/RL10
Vic/RL 2
Vic/RL 9
Vic/RL 6
0 50 100km



1
2
3
4
5
6
7
8

1 Gulf of Mexico



Houston
Louisiana
Corpus Christi
Gulf of Mexico
Miami
Mexico
0 250 500km
Gulf of Mexico
0 100 200km

2 West Africa - Mauritania



Block 7
PSC "C"
Block 6
Mauritania
Atlantic Ocean
Block 5
PSC "B"
Block 4
Nouakchott
PSC "A"
Block 3
PSC "C"
Block 2
0 100 200km
Senegal

3 West Africa - Senegal



Dakar
Senegal
Atlantic Ocean
The Gambia
Casamance
Guinea - Bissau
0 100 200km

4 North Africa - Algeria (Ohanet)



Morocco
Mediterranean Sea
Tunis
Algiers
Casablanca
Morocco
Tunisia
Algeria
Ohanet
Libya
0 250 500km

5 Papua New Guinea



PPL 199
PPL 218
Papua New Guinea
PPL 188
Gulf of Papua
0 100 200km